Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on April 14, 2009. Shareholders voted to re-elect Paul Belica and Robert E. Connor and newly elect Diana L. Taylor as Directors as indicated below:
								Withheld
						Affirmative	Authority

Re-election of Paul Belica Class III
Director to serve until 2012			 10,142,578 	385,411
Re-election of Robert E. Connor Class
III Director to serve until 2012		 10,153,049 	374,940
Election of Diana L. Taylor* Class I
Director to serve until 2010 			 10,163,311 	364,677

Messrs. John C. Maney**, Hans W. Kertess, William B. Ogden, IV and R. Peter Sullivan III continue to serve as Directors of the Fund.

** Mr. Maney is an Interested Director of the Fund.